Chapman and Cutler LLP                                  111 West Monroe Street
                                                        Chicago, Illinois  60603


                               February 11, 2021




Mark Cowan
U.S. Securities and Exchange Commission
Division of Investment Management
Disclosure Review Office
100 F Street, N.E.
Washington, D.C. 20549



    Re:                                  FT 9178
             Dividend Growers and Tax-Advantaged Income Portfolio, Series 26
                                      (the "Trust")
                           CIK No. 1835798 File No. 333-251894
________________________________________________________________________________



Dear Mr. Cowan:

      We received your comments regarding the Registration Statement for the above captioned Trust. This letter serves to respond to your comments.

COMMENTS

Cover Page
__________

      1. THE DISCLOSURE STATES THAT THE TRUST INVESTS IN A DIVERSIFIED PORTFOLIO OF COMMON STOCKS OF DIVIDEND GROWTH COMPANIES AND SHARES ISSUED BY CLOSED-END FUNDS AND ETFS. PLEASE EXPLAIN WHAT IS MEANT BY DIVERSIFIED OR HOW THE PORTFOLIO IS DIVERSIFIED.

      Response: Please note that the Trust holds a variety of common stocks across different sectors and market capitalizations and ETFs and Closed-End Funds that invest in a variety of municipal bonds or dividend-paying common stocks. The term "diversified" is meant only to describe that the Trust holds a varied portfolio of securities

Portfolio
_________

      2. IF THE TRUST WILL HAVE MATERIAL EXPOSURE TO THE MUNICIPAL BONDS ISSUED BY ANY JURISDICTION EXPERIENCING FINANCIAL DISTRESS, PLEASE IDENTIFY THAT JURISDICTION AND ADD RELEVANT RISK DISCLOSURE.

      Response: If, based on the Trust's final portfolio, the Trust has material
exposure   to   a  jurisdiction  experiencing  financial  distress,  appropriate disclosure will be added to the Trust's prospectus.

      3. IF ANY OF THE CLOSED-END FUNDS OR ETFS IN THE TRUST'S PORTFOLIO ARE ADVISED BY FIRST TRUST ADVISORS L.P., AN AFFILIATE OF THE TRUST'S SPONSOR,
PLEASE ADD DISCLOSURE ADDRESSING THE POTENTIAL CONFLICTS ARISING FROM AND BENEFITS TO FIRST TRUST ADVISORS L.P. FROM THE TRUST'S INVESTMENT IN SUCH ETFS.

      Response: The Trust does not anticipate holding Closed-End Funds or ETFs that are advised by the Sponsor's affiliate, First Trust Advisors L.P. However, if the Trust's final portfolio contains any Closed-End Funds or ETFs advised by the Sponsor's affiliate, appropriate disclosure will be added to the Trust's prospectus.

      4. THE DISCLOSURE PROVIDES THAT "THE CLOSED-END FUNDS AND ETFS WERE SELECTED BY OUR RESEARCH DEPARTMENT BASED ON A NUMBER OF FACTORS INCLUDING, BUT NOT LIMITED TO, (1) THE SIZE AND LIQUIDITY OF THE CLOSED-END FUND OR ETF; (2)
THE CURRENT DIVIDEND YIELD OF THE CLOSED-END FUND OR ETF, IN ORDER TO SEEK TO ACHIEVE THE MAXIMUM REPEATABLE DISTRIBUTION OF THE TRUST; AND (3) THE EXPENSE RATIO OF THE CLOSED-END FUND OR ETF, MINIMIZING THE EXPENSES OF THE FUNDS USED IN THE TRUST, TO THE EXTENT POSSIBLE, WHILE ATTEMPTING TO LIMIT THE OVERLAP OF THE SECURITIES HELD BY THE CLOSED-END FUNDS AND ETFS. THE SPONSOR DOES NOT REQUIRE ANY SPECIFIC DURATION, MATURITY OR CREDIT QUALITY POLICIES WHEN SELECTING THE CLOSED-END FUNDS AND ETFS FOR THE TRUST'S PORTFOLIO. THE SPONSOR RAN THE COMMON STOCKS INCLUDED IN THE TRUST'S PORTFOLIO THROUGH A SERIES OF QUALITY, LIQUIDITY, AND SUITABILITY SCREENS IN ORDER TO DETERMINE THE TRUST'S FINAL PORTFOLIO." PLEASE PROVIDE MORE SPECIFICS AS TO THESE CRITERIA PER RECENT STAFF COMMENTS.

      Response:   In   accordance  with  the  Staff's  comment,  the  referenced
disclosure will be replaced in its entirety with the following:

         "The Closed-End Funds and ETFs were selected by our research department based on a number of factors including, but not limited to, (1) the size and liquidity of the Closed-End Fund or ETF (requiring a minimum market capitalization of $50,000,000); (2) the current dividend yield of the Closed-End Fund or ETF, in order to seek to achieve the maximum repeatable distribution of the Trust (prioritizing ETFs and Closed-End Funds with the highest dividend yields); and (3) the expense ratio of the Closed-End Fund or ETF, minimizing the expenses of the funds used in the Trust, to the extent possible, while attempting to limit the overlap of the securities held by the Closed-End Funds and ETFs. The Sponsor does not require any specific duration, maturity or credit quality policies when selecting the Closed-End Funds and ETFs for the Trust's portfolio.

      The initial universe of the Common Stocks in the Trust's portfolio was selected from the S&P Composite 1500(R) Index. This universe is reduced by screening for companies with a market capitalization above $1 billion, a 5 year dividend growth rate greater than 5%, an indicated dividend yield of greater than 2.5% and a dividend payout ratio below 75%. The companies which currently trade at an attractive market price relative to their estimated value are favored over companies that do not.

      The final portfolio is then selected by a team of equity analysts who evaluate the Common Stock's relative valuation and other qualitative factors such as competitive advantages, new products and quality of management.

      Our selection process attempts to find the Common Stocks with the best prospects for capital appreciation by identifying those that meet our investment objectives, trade at attractive valuations, and, in our opinion, are likely to exceed market expectations of future cash flows.

      The Common Stock portion of the portfolio is comprised of 25 approximately equally-weighted Common Stocks."

      We appreciate your prompt attention to this Registration Statement. If you have any questions or comments or would like to discuss our responses to your questions please feel free to contact Brian D. Free at (312) 845-3017 or the undersigned at (312) 845-3721.

                                             Very truly yours,

                                             CHAPMAN AND CUTLER LLP


                                             By /s/ Daniel J. Fallon
                                                ____________________
                                                Daniel J. Fallon